Exhibit (a)(2)

TEXT OF E-MAIL TO FINANCIAL ADVISORS

Subject Line:	Global Income Trust Board Recommends Stockholders Reject Tender Offer from CMG Partners

On November 13, 2013, CMG Partners, LLC and certain of its affiliates (collectively, “CMG”) launched an unsolicited offer (the “Offer”) to purchase up to 500,000 shares of common stock (the “Shares”) of Global Income Trust, Inc. (the “REIT”) at a price of $3.00 per share in cash (the “Offer Price”). After carefully evaluating the Offer from CMG, the REIT’s board of directors (the “Board”) recommends that stockholders reject the Offer.

For the reasons set forth in the REIT’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “SEC”), including but not limited to those summarized below, the Board concluded that the Offer is not in the best interests of the REIT’s stockholders:

•	The Board believes CMG is an opportunistic purchaser attempting to acquire Shares as cheaply as possible and deprive stockholders who accept the Offer of the potential long-term value of their investment. By their own admission, CMG acknowledges that the Shares are worth more than the Offer Price.

•	While there is no guarantee regarding the future value of the REIT’s stock, or the stockholders’ ability to realize that value, the Offer will result in the purchase of the Shares by CMG at a 55 percent discount to CMG’s own estimated value per Share of $6.71.

•	As previously reported to stockholders, with the close of the REIT’s public offering in April 2013, the REIT’s advisor began informally exploring strategic liquidity alternatives. As part of that process, the Board formed a special committee comprised of independent directors that engaged SunTrust Robinson Humphrey, Inc. in August 2013 as its financial advisor, to help it consider possible strategic alternatives for the REIT. Stockholders choosing to participate in the Offer will lose the right to receive any consideration received in a possible liquidity event or liquidating distributions made or declared after the expiration of the Offer. However, the actual date of any such liquidity event is at the discretion of the Board, and is subject to the REIT’s governing documents.

The Board acknowledges that each stockholder must evaluate whether to tender his, her or its Shares pursuant to Offer based on all the information available, including the factors considered by the REIT’s Board and described in the Schedule 14D-9. The Board recognizes that because the suspension of the REIT’s stock redemption plan and the lack of a trading market for the Shares, a stockholder may decide to accept the Offer based on, among other things, his, her or its particular liquidity needs.

For additional information, please access the REIT’s SEC filings [Link to PDF of materials] related to this matter.